MUNCK CARTER
Trials. Transactions. Technology.

Direct Dial:
(972) 628-3653

E-mail:
jmcphaul@munckcarter.com

October 25, 2011

Ms. Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ventura Assets Limited
Preliminary Information Statement on Schedule 14C
Filed October 13, 2011
SEC File No. 000-53186

Dear Ms. Mills-Apenteng:

Set forth below are the responses of Ventura Assets Limited ("Ventura" or the "Company") to the comments contained in your letter to Nathan Halsey, President and Chief Executive Officer of the Company, dated October 21, 2011. For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment. The Company's Preliminary Information Statement on Schedule 14C (Amendment No. 1) (the "Amendment") amending the Preliminary Information Statement on Schedule 14C filed on October 13, 2011, was filed with the Commission today.

General

1. Please provide the information required by Item 5 of Schedule 14C regarding delivery of documents to two or more security holders who share an address.

Complied with. Please refer to the Amendment disclosure entitled "DELIVERY OF SINGLE OR MULTIPLE SETS OF DOCUMENTS TO ONE HOUSEHOLD."

Security Ownership of Certain Beneficial Owners and Management, page 5

2. We note your disclosure that Mr. Halsey is the beneficial owner of 90% of Ventura's outstanding stock. We further note your disclosure that Mr. Halsey is an equity holder in and the sole manager and officer of Bon Amour International, LLC, which owns 90% of the common stock of Ventura and that these shares "may be deemed indirectly beneficially owned by Mr. Halsey." Finally, we note that you disclaim Mr. Halsey's beneficial ownership of the Ventura shares. Please remove this disclaimer or advise.

Complied with. The referenced disclaimer has been removed in the Amendment.

Approval of the Amendment..., page 4

3. We note your description of the Amendment to Paragraph (B) of Article IV of your Articles of Incorporation. Please describe the substantive differences between the old Paragraph (B) and the revised Paragraph (B).

Complied with. Please refer to the Amendment section entitled "APPROVAL OF THE AMENDMENT TO ARTICLE IV OF OUR ARTICLES OF INCORPORATION TO REVISE THE TERMS UPON WHICH THE BOARD MAY DESIGNATE A CLASS OR SERIES OF PREFERRED STOCK," which has been revised to provide enhanced disclosure of the substantive differences between the old and revised Paragraph (B).

<u>Appendix A</u>

4. We note your reference to Exhibit A, however, it appears that your filing does not have any exhibits associated with it. Please revise to include Exhibit A or advise.

Complied with. Please refer to Exhibit A attached to Appendix A to the Amendment.

<u>Appendix B</u>

5. We note your disclosure of the board's adoption of a resolution "creating a Series of Preferred Stock designated as Series A Preferred Stock." It appears that you should revise your disclosure to clarify, if true, that this newly designated preferred stock was previously authorized but unissued. To the extent this is not true, please explain.

Complied with. Please refer to Appendix B to the Amendment.

In connection with the responses to your comments set forth above, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence from Nathan Halsey, President and Chief Executive Officer of the Company confirming the above acknowledgement, has been separately filed with the Commission today.

We believe that the above discussion and the Amendment respond to all of the Staff's comments. If you have any questions or comments regarding the Amendment or the Company's responses to your comments, please contact the undersigned at (972) 628-3653 at your earliest convenience. Your prompt attention to the foregoing is gratefully appreciated.

Regards,

Jeffrey M. McPhaul

Enclosure

cc: Nathan Halsey